Exhibit 1

FOR IMMEDIATE RELEASE	13 May 2019

WPP PLC (“WPP”)

Director’s Dealing

WPP was notified today that Ms Cindy Rose, Non Executive Director of WPP, purchased 8,000 ordinary shares in WPP at an average price of £9.5145 per share on 13 May 2019.

Ms Rose’s holding in WPP is now 8,000 ordinary shares.

Contact:

Chris Wade, WPP	+44(0) 20 7282 4600

Richard Oldworth, Buchanan Communications	+44(0) 20 7466 5000

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